Exhibit 99.1

FOR IMMEDIATE RELEASE

Global Net Lease, Inc. to Acquire American Realty Capital Global Trust II, Inc. in Accretive Transaction to Create a Premier Global Net Lease REIT with Enterprise Value of $3.3 Billion

New York, New York, August 8, 2016 – Global Net Lease, Inc. ("GNL") (NYSE: GNL) announced today that the independent directors serving upon the Board of Directors unanimously approved a definitive merger agreement to acquire all of the outstanding common stock of American Realty Capital Global Trust II, Inc. (“Global II”) for approximately $247.0 million, payable in GNL common shares plus the assumption of certain debt. This transaction creates a premier global net lease real estate investment trust, with an expected enterprise value of approximately $3.3 billion. The transaction joins two highly complementary European and U.S. net lease portfolios with a combined asset base of 345 properties in 7 countries with 99 tenants comprising 23.0 million square feet.

The Special Committee of GNL's Board of Directors, which consists of the independent members of the Board of Directors, was formed to evaluate the proposed transaction, and has approved the transaction.

"We are excited about GNL's combination with Global II, which represents another positive step in the evolution of our company and reinforces our efforts to grow accretively creating shareholder value. This transaction represents the realization of our targeted acquisition plan for 2016 and 2017, accelerating our growth" said Scott Bowman, Chief Executive Officer and President of GNL.

Strategic and Financial Benefits of the Merger

Enhanced Size and Scale: The combined company will become a premier global net lease real estate investment trust, with an expected enterprise value of approximately $3.3 billion. Increased scale enhances potential for additional index inclusion and potential for securing investment grade ratings.

Improved Portfolio Metrics: GNL will benefit from improved portfolio metrics as overall rent per square foot and embedded contractual rent growth are expected to increase while maintaining consistent contractual cash flow from long-term leases (pro forma average lease maturity of 10.6 years with no near-term maturities) with approximately 70% investment grade or implied investment grade tenants supporting the stability of cash flows. Contractual rent escalation combined with real estate acquisitions will provide revenue growth for GNL going forward.

Tenant Diversification with Newly Acquired Strategic High Quality Buildings: The addition of Global II's portfolio will further balance GNL's European and US portfolio exposure and decrease GNL's top 10 concentration to approximately 35% while further diversifying the industry types of GNL's tenants.

Same Manager Allows for Value Enhancing Merger and Eliminates Conflicts of Interest: GNL's seasoned and proven management team will continue to run the combined company and is already familiar with the acquired portfolio. In addition, the combination eliminates perceived conflicts for management between GNL and Global II. No social issues due to shared management team.

Significantly Reduced Fees and Meaningful Synergies: Expected $5.7 million of ongoing annual savings, including $1.6 million in contractual asset management fee savings and $4.1 million in G&A savings. Enhanced board oversight and fee control under the current GNL advisory agreement will further benefit shareholders at both companies.

Alignment of Advisors: Reduction in total fees and expense reimbursements to the advisors of the two companies by $3.6 million will be beneficial to shareholders of both GNL and Global II.

Terms of the Transaction and Timing

Under the terms of the agreement, Global II shareholders will receive 2.27 shares of GNL for each share of Global II common stock they own, which implies $19.59 per each share of Global II share based on GNL's closing price as of August 5, 2016. Upon closing, Global II shareholders will own approximately 14% of the combined company. The stock-for-stock transaction is expected to be tax-free to shareholders.

The merger agreement also provides Global II with a go-shop period, during which Global II will actively solicit alternative proposals from third parties for the next 45 days. The merger agreement provides for Global II to pay a termination fee of $1.2 million to GNL if Global II terminates the merger agreement in connection with a superior proposal that arises during the go-shop period.

GNL will add one director to be appointed by Global ll, bringing to 4 the total number of independent directors.

Completion of the transaction is subject to the approval of GNL and Global II shareholders as well as satisfaction of customary closing conditions. The transaction is expected to close during the fourth quarter of 2016.

Financial Advisors

UBS Investment Bank is serving as exclusive financial advisor to the Special Committee of GNL. Shapiro Sher Guinot & Sandler is serving as legal counsel to the Special Committee of GNL. Proskauer Rose LLP is serving as legal counsel to GNL.

BMO Capital Markets is serving as exclusive financial advisor to the Special Committee of Global II. Miles and Stockbridge P.C. is serving as legal counsel to the Special Committee of Global II.

Conference Call

GNL will host a conference call on August 8, 2016 at 11:00 a.m. ET to review second quarter performance and to discuss the transaction.

Dial-in instructions for the conference call and the replay are outlined below. This conference call will also be broadcast live over the Internet and can be accessed by all interested parties through the GNL website, www.globalnetlease.com, in the "Investor Relations" section.

To listen to the live call, please go to GNL's "Investor Relations" section of the website at least 15 minutes prior to the start of the call to register and download any necessary audio software. For those who are not able to listen to the live broadcast, a replay will be available shortly after the call on the GNL website at www.globalnetlease.com.

Conference Call Details

Live Call

Dial-In (Toll Free): 1-888-317-6003

International Dial In (Toll Free): 1-412-317-6061

Canada Dial In (Toll Free): 1-866-284-3684

Participant Elite Entry Number: 2056873

Conference Replay*

Domestic Dial In (Toll Free): 1-877-344-7529

International Dial In (Toll Free): 1-412-317-0088

Canada Dial In (Toll Free): 1-855-669-9658

Conference Number: 10091077

*Available one hour after the end of the conference call through November 8, 2016.

(Participants will be required to state their name and company upon entering call.)

About Global Net Lease, Inc.

Global Net Lease, Inc. (NYSE: GNL) is a publicly traded real estate investment trust listed on the NYSE focused on acquiring a diversified global portfolio of commercial properties, with an emphasis on sale-leaseback transactions involving single tenant, mission critical income producing net-leased assets across the United States, Western and Northern Europe. Additional information about GNL can be found on its website at www.globalnetlease.com.

About American Realty Capital Global Trust II, Inc.

American Realty Capital Global Trust II, Inc. is a publicly registered non-traded real estate investment trust focused on acquiring a diversified portfolio of commercial properties, with an emphasis on sale-leaseback transactions involving single tenant net leased commercial properties across the United States and Europe. Additional information about Global II can be found on its website at www.arcglobaltrust2.com.

Important Notice

The statements in this press release that are not historical facts may be forward-looking statements.  These forward-looking statements involve risks and uncertainties that could cause actual results or events to be materially different.  Forward-looking statements may include, but are not limited to, statements regarding stockholder liquidity and investment value and returns. The words "anticipates," "believes," "expects," "estimates," "projects," "plans," "intends," "may," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.  Actual results may differ materially from those contemplated by such forward-looking statements, including those set forth in the Risk Factors section of GNL's most recent annual report on Form 10-K filed with the SEC on February 29, 2016, and in future filings with the SEC. Further, forward-looking statements speak only as of the date they are made, and GNL undertakes no obligation to update or reverse any forward-looking statement to reflect changed assumptions, the occurrence of unanticipated events on changes to future operating results, unless required to do so by law.

The discussion regarding 2016 AFFO per share guidance includes estimated projections of future operating results. These projections were not prepared in accordance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. This information is not fact and should not be relied upon as being necessarily indicative of future results; the projections were prepared in good faith by management and are based on numerous assumptions that may prove to be wrong. Important factors that may affect actual results and cause the projections to not be achieved include, but are not limited to, risks and uncertainties relating to the company and other factors described under "Risk Factors" section of the Company's Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and "Forward-Looking Statements." The projections also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the estimates. Accordingly, there can be no assurance that the estimates will be realized.

Contacts

Media Inquiries: Investor Inquiries:

Tim Cifelli President DDCworks tcifelli@ddcworks.com (484-342-3600)	Matthew Furbish Director Investor & Public Relations mfurbish@globalnetlease.com (212-415-6500)	Scott J. Bowman Chief Executive Officer Global Net Lease, Inc. sbowman@globalnetlease.com (212-415-6500)